John Deere Receivables LLC

10587 Double RR Blvd., Suite 100

Reno, Nevada 89521

February 21, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu

Re:	John Deere Receivables LLC
Registration Statement on Form SF-3
Filed December 21, 2018
Amendment No. 1 filed January 14, 2019
Amendment No. 2 filed February 1, 2019
File No. 333-228964

Ladies and Gentlemen:

This letter is provided on behalf of John Deere Receivables LLC (the “Depositor”) in response to the letter dated February 5, 2018 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced registration statement.

The Depositor’s responses to the Staff’s comments are set forth below. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor.

Form of Prospectus

Summary of Terms

Repurchase of Receivables; Asset Representations Review, page 6

1. We note your statement that “[i]n general, [the] repurchase obligation will constitute the sole remedy available to noteholders, the indenture trustee, the owner trustee or the certificateholder in respect of the trust for any uncured breach.” Please revise this statement, as well as similar statements on pages 14 and 71, to clarify that the dispute resolution provisions are available to investors, in accordance with General Instruction I.B.1(c) of Form SF-3.

Response: We have revised our disclosure on pages 6, 14, and 71 to clarify that in addition to the obligation of the depositor to repurchase any receivable with respect to which JDCC has breached a representation or warranty, the dispute resolution mechanisms described under “The Receivables Pool—Dispute Resolution” also remain available to noteholders, the indenture trustee, the owner trustee or the certificateholder.

The Receivables, page 30

2. Please revise your disclosure here, and throughout the registration statement as necessary, to provide more detail about changes to the solicitation, credit-granting or underwriting criteria used to purchase the pool assets. Refer to Item 1111(a)(3) of Regulation AB. For example, we note that under the heading Construction & Forestry Equipment on page 31, you state that “an application for a loan will currently be priced in one of four pricing tiers.” Previously, these applications were priced in one of five categories, but the change is not explained in the registration statement.

Response: We have reviewed and clarified the referenced disclosure. John Deere has not made any significant revisions to its credit granting or underwriting criteria during the applicable disclosure period. The only thing that John Deere has changed is the interest rate and other terms related to a particular credit score, which reflect changes in market conditions, not the credit scoring or the criteria for being classified into a particular credit category. We have added disclosure to the first paragraph under the heading “Credit Review and Acceptance” to clarify that the internal credit score assigned to an application is used to set the interest rate and other terms with respect to that application. This practice applies equally to all categories of equipment financing, not just construction and forestry equipment financing. We have also removed the disclosure regarding the pricing from under the heading “Construction & Forestry Equipment” which we believe was confusing.

Asset Representations Review

Asset Representations Review Delinquency Trigger, page 33

3. Please revise to provide information about whether receivables in repossession status are included in determining whether the delinquency trigger has been met for each monthly reporting period.

Response: We have revised our disclosure on page 33 to clarify that repossessed receivables are not included in determining whether the delinquency trigger has been met for each monthly reporting period.

Asset Representations Review of Receivables, page 35

4. We note your disclosure on page 35 and in Section 3.09 of Exhibit 99.3 (Form of Asset Representations Review Agreement) that if any ARR Receivable was included in a prior asset representations review, the asset representations reviewer will not conduct additional tests on such ARR Receivable and will include the previously reported results in its review report. To the extent an asset representations review was conducted previously with respect to an ARR Receivable, we do not object if such receivable is not included in any further asset representations review, unless such receivable is the subject of a representation or warranty as of a date after the completion of the prior review, or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise.

Response: We have revised our disclosure on page 35 and the related provision in Section 3.09 of the Form of Asset Representation Review Agreement to clarify that a receivable included in a prior asset representations review may be subject to additional tests (a) if such receivable is the subject of a representation or warranty as of a date after the completion of a prior review, or (b) if the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with the specified representation or warranty.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned by phone at (309) 765-5161 or by email at daviestodde@johndeere.com.

Sincerely,

By:	/s/ Todd E. Davies

JOHN DEERE RECEIVABLES LLC (Registrant) Name: Todd E. Davies Title: Secretary

cc:	Thomas Spitzfaden, John Deere Receivables LLC
Stacy P. Thomas, John Deere Receivables LLC
Larry J. Gant, John Deere Receivables LLC
Gretchen Waters, John Deere Receivables LLC
Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP

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